

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2019

Zhang Shufang
Chief Executive Officer & Chief Financial Officer
Chee Corp.
Guo Fu Center, No. 18 Qin Ling Road, Laoshan District
Qingdao, 266000, China

  Re: Chee Corp.
    Form 10-K for the year ended January 31, 2018
    Filed May 16, 2018
    File No. 333-216868

Dear Ms. Shufang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing and
       Construction